Exhibit 99.2

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED FINANCIAL DATA
AS OF JUNE 30, 2012

INDEX
Page

Interim Consolidated Balance Sheet	F-2 - F-3

Interim Consolidated Income Statements	F-4

Interim Consolidated Comprehensive Income Statements	F-5

Interim Statement of Changes in Shareholders' Equity	F-6 - F-8

Interim Consolidated Statements of Cash Flows	F-9 - F-12

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	June 30	December 31	June 30
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
			Convenience translation
	(in thousand NIS)		(US$'000)

Current Assets
Cash and cash equivalents	1,522,638	602,292	388,131
Short-term deposits and investments	251,905	409,338	64,212
Trade accounts receivables	56,013	72,049	14,278
Other receivables	103,402	101,566	26,357
Prepayments and other assets	262,703	262,861	66,965
Inventories	31,897	48,043	8,131
Trading property	4,591,485	4,556,616	1,170,401
	6,820,043	6,052,765	1,738,475
Held for sale investment property	74,391	-	18,963
	6,894,434	6,052,765	1,757,438

Non-Current Assets
Deposits, loans and other long-term balances	129,451	380,077	32,998
Investments in associates	17,958	10,556	4,578
Property, plant and equipment	1,229,297	1,167,646	313,356
Investment property	115,165	2,672,571	29,356
Other assets and deferred expenses	11,544	13,037	2,943
Intangible assets	43,852	74,415	11,178
	1,547,267	4,318,302	394,409

	8,441,701	10,371,067	2,151,847

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED BALANCE SHEETS (Cont.)

	June 30	December 31	June 30
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
			Convenience translation
	(in thousand NIS)		(US$'000)

Current Liabilities
Short-term credits	780,532	1,079,736	198,963
Borrowings relating to trading property	1,203,723	1,124,031	306,836
Suppliers and service providers	102,041	219,229	26,010
Payables and other credit balances	408,155	261,744	104,040
Other liabilities	142,801	157,144	36,400
	2,637,252	2,841,884	672,249
Liabilities associated with assets held for sale	23,717	-	6,047
Liabilities related to discontinued operation	3,401	2,941	868
	2,664,370	2,844,825	679,164

Borrowings	3,877,797	5,650,170	988,478
Other financial liabilities	97,308	215,752	24,805
Other liabilities	12,151	12,808	3,098
Deferred taxes	129,375	108,642	32,978
	4,116,631	5,987,372	1,049,359

Shareholders' Equity
Attributable to equity holders of the Company	413,765	359,630	105,472
Non-controlling interest	1,246,935	1,179,240	317,852
	1,660,700	1,538,870	423,324

	8,441,701	10,371,067	2,151,847

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2012	2011	2011	2012
	(Unaudited)		(Audited)	Convenience
				Translation
	(in thousand NIS)			(US$'000)

Revenues and gains
Gain from sale of property plant and equipment	53,875	-	-	13,733
Gains from changes and sale of shareholding in investees entities	7,801	-	15,450	1,988
Commercial centers	98,557	55,667	115,270	25,123
Gain from fair value adjustment of investment property	-	49,785	100,818	-
Investment property rental income	133,640	121,774	254,806	34,066
Hotels operations and management	117,807	138,147	286,548	30,030
Sale of medical systems	28,529	13,118	53,324	7,272
Sale of fashion merchandise and other	74,641	83,588	185,082	19,027
	514,850	462,079	1,011,298	131,239
Expenses and losses
Commercial centers	91,303	74,380	159,626	23,274
Investment property expenses	58,063	51,326	112,262	14,801
Expenses relating to realization of investment property and fair value adjustment	103,696	-	-	26,433
Hotels operations and management	108,150	117,732	240,784	27,568
Cost and expenses of medical systems operation	31,449	36,398	101,498	8,016
Cost of fashion merchandise and other	83,291	97,583	211,743	21,231
Research and development expenses	22,816	32,377	62,851	5,816
General and administrative expenses	24,641	32,310	61,857	6,281
Share in losses of associates, net	4,582	3,877	7,568	1,168
Financial expenses	207,751	146,364	257,371	52,957
Financial income	(22,001)	(6,672)	(65,571)	(5,608)
Change in fair value of financial instruments measured at fair value through profit and loss	39,389	(130,191)	(278,360)	10,041
Write down, charges and other expenses (income), net	23,197	36,583	309,885	5,913
	776,327	492,067	1,181,514	197,891

Loss before income taxes	(261,477)	(29,988)	(170,216)	(66,652)
Income tax expenses (tax benefit)	(5,662)	(2,201)	86,550	(1,443)
Loss from continuing operations	(255,815)	(27,787)	(256,766)	(65,209)
Profit from discontinued operation, net	-	-	9,737	-

Loss for the period	(255,815)	(27,787)	(247,029)	(65,209)

Attributable to:
Equity holders of the Company	(228,940)	(93,507)	(264,919)	(58,359)
Non-controlling interest	(26,875)	65,720	17,890	(6,850)
	(255,815)	(27,787)	(247,029)	(65,209)
Earnings (loss) per share - (in NIS)
Basic earnings per share:
From continuing operation	(9.20)	(3.76)	(11.04)	(2.35)
From discontinued operation	-	-	0.39	-
	(9.20)	(3.76)	(10.65)	(2.35)
Diluted earnings per share:
From continuing operation	(9.20)	(3.99)	(11.05)	(2.35)
From discontinued operation	-	-	0.39	-
	(9.20)	(3.99)	(10.66)	(2.35)

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED OTHER COMPREHENSIVE INCOME STATEMENT

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2012	2011	2011	2012
	(Unaudited)		(Audited)	Convenience
				Translation
	(in thousand NIS)			(US$'000)

Loss for the period	(255,815)	(27,787)	(247,029)	(65,209)

Exchange differences arising from translation of foreign operations	(35,878)	26,842	38,031	(9,146)
Loss from cash flow hedge	(7,181)	-	(41,577)	(1,830)
Gain (loss) from available for sale investments	2,117	543	(4,131)	540
Initial adoption of the revaluation model (with respect to hotels)	408,484 (*)	-	-	104,125
Loss on hedging instruments designated in hedges of the net assets of foreign operations	38,643	-	-	9,850
Reclassification of adjustments relating to foreign operations disposed of in the year	(75,610)	-	-	(19,273)
	330,575	27,385	(7,677)	84,266

Comprehensive income (loss)	74,760	(402)	(254,706)	19,057

Attributable to:
Equity holders of the Company	58,132	(65,245)	(264,454)	14,816
Non-controlling interest	16,628	64,843	9,748	4,241
	74,760	(402)	(254,706)	19,057

(*)           Net of related tax expenses in the amount of NIS 97 million.

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Foreign currency translation	Other reserves	Revaluation of property plant and	Stock based compensation	Retained	Gross	Treasury	Attributable to shareholders of the	Non- controlling	Total shareholders'
	Capital	premium	reserve	(*)	equipment	reserve	earnings	amount	stock	Company	Interest	equity
	(in thousand NIS)
Balance -
December 31, 2010	38,051	844,574	(471,993)	(33,904)	-	57,201	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521
Loss for the year	-	-	-	-	-	-	(264,919)	(264,919)	-	(264,919)	17,890	(247,029)
Comprehensive income (loss)	-	-	42,876	(42,411)	-	-		465	-	465	(8,142)	(7,677)
Dividend paid to the non-Controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	-	(56,529)	(56,529)
Stock based compensation expenses	-	-	-	-	-	10,705	-	10,705	-	10,705	36,278	46,983
Exercise of shares by employees	8	20,237	-	-	-	(20,245)	-	-	-	-	-	-
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	11,766	11,766
Purchase of unit holdings from non- controlling interest by a subsidiary	-	-	-	(155,102)	-	-	-	(155,102)	-	(155,102)	(226,634)	(381,736)
Issuance of shares to the non-controlling interest by a subsidiary	-	-	-	7,741	-	-	-	7,741	-	7,741	(12,170)	(4,429)
Balance - December 31, 2011	38,059	864,811	(429,117)	(223,676)	-	47,661	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870
Loss for the period	-	-	-	-	-	-	(228,940)	(228,940)		(228,940)	(26,875)	(255,815)
Comprehensive income (loss)	-	-	(82,436)	34,934	(**)195,189	-	(***)139,385	287,072	-	287,072	43,503	330,575
Stock based compensation expenses	-	-	(313)	-	-	2,121	-	1,808	-	1,808	36,272	38,080
Transaction with non- controlling interest	-	-	-	(5,805)	-	-	-	(5,805)	-	(5,805)	14,795	8,990
										-
Balance - June 30, 2012	38,059	864,811	(511,866)	(194,547)	195,189	49,782	140,858	582,286	(168,521)	413,765	1,246,935	1,660,700

(*)          Including non-controlling interest and hedging reserve.
(**)        Net of related tax expenses in the amount of NIS 40 million.
(***)      Net of related tax expenses in the amount of NIS 45 million.

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Cont.)

	Share capital	Share premium	Other reserves (*)	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Total amount attributable to equity holders of the Company	Non-controlling interest	Total shareholders' equity
Balance

- January 1, 2011	38,051	844,574	(33,904)	57,201	(471,993)	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521
Profit for the period	-	-	339	-	27,924	(93,508)	(65,245)	-	(65,245)	64,843	(402)
Stock based compensation expenses	-	-	-	4,540	-	-	4,540	-	4,540	9,741	14,281
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	11,766	11,766
issuance of shares to the minority by a subsidiary	-	-	(22,114)	-	-	-	(22,114)	-	(22,114)	(50,310)	(72,424)

Balance - June 30, 2011(unaudited)	38,051	844,574	(55,676)	61,741	(444,069)	401,824	846,442	(168,521)	677,921	1,452,821	2,130,742

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

Convenience Translation (NIS in thousands)
(Unaudited)

	Share	Share	Foreign currency translation	Other reserves	Revaluation of property plant and	Stock base compensation	Retained	Gross	Treasury	attributable to equity holders of the	Non- Controlling	Total shareholders'
	Capital	premium	reserve	(*)	equipment	reserve	earnings	amount	stock	Company	Interest	equity
	(in thousand US$)
Balance -

December 31, 2011	9,701	220,446	(109,385)	(57,016)	-	12,149	58,734	134,629	(42,957)	91,672	300,597	392,269
Loss for the period	-	-	-	-	-	-	(58,359)	(58,359)	-	(58,359)	(6,850)	(65,209)
Comprehensive income (loss)	-	-	(21,015)	8,904	(**) 49,755	-	35,531(***)	73,175	-	73,175	11,091	84,266
Stock based compensation expenses	-	-	(78)	-	-	541	-	463	-	463	9,242	9,705
Transaction with non -controlling interest	-	-	-	(1,479)	-	-	-	(1,479)	-	(1,479)	3,772	2,293

Balance - June 30, 2012	9,701	220,446	(130,478)	(49,591)	49,755	12,690	35,906	148,429	(42,957)	105,472	317,852	423,324

(*)	Including non-controlling interest and hedging reserve.
(**)	Net of related tax expenses in the amount of USD 10 million.
(***)	Net of related tax expenses in the amount of USD 11 million.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2012	2011	2011	2012
	(Unaudited)		(Audited)	Convenience
				Translation
	(in thousand NIS)			(US$'000)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the period	(255,815)	(27,787)	(247,029)	(65,209)
Income tax expenses (tax benefit) recognized in profit and loss	(5,662)	(2,201)	86,550	(1,443)
Finance expenses recognized in profit and loss	225,139	9,501	(86,561)	57,389
Income tax paid in cash	(791)	963	(2,864)	(202)
Discontinued operation	-	-	(9,737)	-
Depreciation and amortization (including impairment)	47,010	52,680	345,707	11,983
Share in losses of associates, net	4,582	3,875	7,568	1,168
Loss (gain) from realization of assets and liabilities	70	(59)	-	18
Stock based compensation expenses	11,385	14,301	46,983	2,902
Loss (gain) from fair value adjustment of investment property and from realization of Investment property	103,696	(49,785)	(100,818)	26,433
Gain from realization of investments in subsidiaries (Appendix B)	(61,040)	-	-	(15,560)
Net gain arising from financial liability designated as fair value through profit and loss	-	-	(3,146)	-
Others	(1,075)	(2,730)	(18,165)	(274)
Trade accounts receivables	3,670	(689)	(14,198)	936
Receivables and other debit balances	5,274	(3,198)	(14,169)	1,345
Inventories	(2,200)	(6,311)	(3,287)	(561)
Trading property and payment on account of trading property	(30,914)	(120,155)	(403,624)	(7,880)
Suppliers and service providers	(92,725)	23,222	106,503	(23,636)
Payables and other credit balances	1,420	(9,718)	69,397	362
Net cash continuing operations	(47,976)	(118,091)	(240,889)	(12,229)
Net cash provided by discontinued operating activities	-	-	-	-
Net cash used in operating activities	(47,976)	(118,091)	(240,889)	(12,229)

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2012	2011	2011	2012
	(Unaudited)		(Audited)	Convenience
				Translation
	(in thousand NIS)			(US$'000)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially - consolidated subsidiaries (Appendix C)	-	635	(2,197)	-
Purchase of property plant and equipment, investment property and other assets	(32,925)	(27,367)	(70,631)	(8,393)
Proceeds from realization of Investment property, net	1,345,000	-	-	342,850
Proceeds from realization of property plant and equipment, investment and loans	748	391	1,075	191
Proceeds from realization of investments in subsidiaries (Appendix B)	139,851	-	-	35,649
Investments in associates and other companies	(11,399)	(2,856)	(20,151)	(2,906)
Proceeds from realization of long-term deposits and long-term loans	269,211	19,920	33,341	68,624
Investment in long-term deposits and long-term loans	(1,191)	(2,081)	43,856	(303)
Interest received in cash	19,667	34,790	65,375	5,013
Proceed from sell of available for sale marketable securities	130,457	12,505	45,051	33,254
Purchase of available for sale marketable securities	(10,768)	(22,753)	(46,325)	(2,744)
Short-term deposits, loans and marketable securities, net	17,906	(71,911)	330,312	4,564
Net cash provided by (used in) investing activities	1,866,557	(58,727)	379,796	475,799

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid to non-controlling interest	(4,121)	-	(56,772)	(1,050)
Repurchase of debentures and treasury stocks	(48,429)	(33,491)	(202,439)	(12,345)
Interest paid in cash	(172,359)	(171,318)	(469,685)	(43,936)
Proceeds from long-term borrowings	91,643	653,542	1,409,498	23,361
Repayment of long-term borrowings	(640,719)	(406,135)	(1,410,127)	(163,324)
Proceed from short-term credit	106,026	33,233	411,484	27,027
Proceed from selling derivatives	26,194	(73,259)	222,543	6,677
Proceeds from transactions with non-controlling interests, net(***)	-	182,252	(381,736)	-
Repayment of short-term credit	(256,921)	(122,872)	(157,850)	(65,491)
Net cash provided by financing activities	(898,686)	61,952	(635,084)	(229,081)

Increase (decrease) in cash and cash equivalents	919,895	(114,866)	(469,177)	234,489
Cash and cash equivalents at the beginning of the period	602,292	1,040,797	1,040,797	153,528
Net effect on cash due to currency exchange rates changes	451	36,355	57,672	114
Cash and cash equivalents at the end of the period	1,522,638	962,286	602,292	388,131

(***)           Retrospective application of IAS 27.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont..)

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2012	2011	2011	2012
	(Unaudited)		(Audited)	Convenience
				Translation
	(in thousand NIS)			(US$'000)

Appendix A -
Non-cash transactions

Assumed Repayment of long-term loans in connection with realization of investment property by a receiver	1,114,121	-	-	283,997

Acquisition of property plant and equipment, investment property and other assets by credit	4,520	793	-	1,152

Appendix B -
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	(25,433)	134	-	(6,483)
Long term receivables	(7,529)	-	-	(1,919)
Property, plant equipment and other assets	382,371	25,842	-	97,468
Foreign currency transaction	-	(25,341)	-	-
Long term liabilities	(270,598)	-	-	(68,977)

Gain from realization of subsidiaries	61,040	-	-	15,560
	139,851	635	-	35,649

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2012	2011	2011	2012
	(Unaudited)		(Audited)	Convenience
				Translation
	(in thousand NIS)			(US$'000)

Appendix C -
Initially consolidated subsidiaries

Working capital (excluding cash), net	-	-	(134)	-
Property plant and equipment	-	-	-	-
Investment in investee company	-	-	(8,265)	-
Intangible asset	-	-	25,341	-
Prepayment lease rights	-	-	-	-
Long term liabilities	-	-	-	-
Share Capital	-	-	-	-
Gain on disposal of interest in former associate	-	-	(2,736)	-
Non-controlling interest	-	-	(12,009)	-
	-	-	2,197	-

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

1.	Reporting entity

A.
Elbit Imaging Ltd. (“Elbit” or "the Company") was incorporated in 1996 under the laws of the State of Israel. The Company's securities are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Its executive offices are located at 2 Weitzman Street, Tel-Aviv 64239, Israel.

B.
The activities of the Company and its held entities (the "Group") are divided into the following principal fields: (i) Commercial and Entertainment Centers - initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; For additional information with respect to the selling of 47 assets in January 2012, see Note 7 B (iii) Hotels - hotel operation and management; For additional information with respect to the sale of four hotels in The Netherlands in march 2012, see Note 7 E;; (iv) Medical Industries  – (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India.  Management has presently decided to suspend the Group's investment activities in hospitals and farm and dairy plants in India until management is satisfied that the economy in India has recovered sufficiently to resume such activities.

2.	Statement of compliance

This condensed consolidated interim financial information has been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial information does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2011.

The condensed consolidated interim financial information was approved for issue by the Company's board of directors on September 13, 2012.

Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	Half year ended June 30	Year ended December 31
	2012	2011

US Dollar ($)	3.923	3.821
EURO ( €)	4.932	4.938
Romanian New Lei (RON)	1.101	1.168
Indian Rupee (INR)	0.070	0.072

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Half year ended June 30	Year ended December 31
	2012	2011

US Dollar ($)	3	8
EURO ( €)	0	4
Romanian New Lei (RON)	(3)	3
Indian Rupee (INR)	(3)	(10)

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

3.	Significant accounting policies

The accounting policies applied by the Group in these condensed interim financial information are the same as those applied by the Group in its latest annual consolidated financial statements as of December 31, 2011 with the exception of the following:

B.	Initial adoption of new standards and interpretations

During the period, the Company selected to change the accounting policy with respect to property, plant and equipment (hotels), and to adopt the revaluation basis as oppose to the cost basis applied until December 31, 2011, as presented in note N 2 to the annual consolidated financial statements as of such date. The change in accounting policy was prospectively applied commencing January 1, 2012.

According to the revaluation basis, the hotels are presented in the Consolidated Balance Sheets based on their fair value as of January 1, 2012, which in turn become as their carrying amounts. The valuation uplift as of such date was initially recorded in the other comprehensive income under "revaluation of property, plant and equipment" reserve. The fair value of the hotels was determined by using the net operational cash flow expected to be generated from each hotel discounted in applicable rates.

Revaluations are carried out on a regular basis (generally each half year), so the value of the hotels in the consolidated financial statements is not materially different from the value which would have been determined for these assets according to the fair value at the end of the reporting period.

An increase in the books in the value of the hotels resulting from revaluation is attributable to other comprehensive income (any revaluation reserve is net of applicable deferred taxes).

The reserve derived from the revaluation of the hotels is transferred to retained earnings over the period for which the hotels are used by the Group. The transferred amounts equal the difference between the depreciation charge based on the revalued carrying amounts of the hotels and the depreciation charge based on the hotels' original cost. When a revaluated hotel is sold, the remaining amount in the revaluation reserve with respect to the same hotel is directly transferred to retained earnings.

The below table illustrates the movements in property, plant and equipment using the revaluation basis versus the cost basis:

	Cost Model	Revaluation Model
	( I n t h o u s a n d N I S)

Balance - December 31, 2011	1,167,646	1,167,646
Initial adoption of the revaluation model	-	546,783 *
Depreciation for the period	(25,290)	(33,044)
Additions to property plant and equipment	16,739	16,739
Disposal(mainly sale of four Dutch hotels and Gap)	(263,461)	(442,670)
Foreign currency translation	(12,857)	(26,159)
Balance - June 30, 2012	882,777	1,229,297

* Comprised of NIS 520 million revaluation of the hotels and NIS 27 million reclassification of goodwill associated with the hotels that was presented in other assets as of December 31, 2011.

3.	Significant accounting policies (cont.)

●	New Standards that have been published are effective and immaterial for the Company

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

Amendments to IFRS 7, Disclosers – Transfers of Financial Assets

C.	Standards that have been published and are not yet effective

The following are new standards, amendments to standards that were published during the reporting period which were not disclosed in note 2.AG. to the annual consolidated financial statements for the year ended December 31, 2011.

●	Annual Improvements 2009-2011(May 2012)

•	IFRS 1 — Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets

•	IAS 1 — Clarification of the requirements for comparative information

•	IAS 16 — Classification of servicing equipment

•	IAS 32 — Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes

•	IAS 34 — Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments

The amendments are effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The amendments will implements retrospectively in accordance with IAS 8.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operation.

●	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance’ (Amendments to IFRS 10, IFRS 11 and IFRS 12)(June 2012)

These amendments will help to alleviate concerns that the transitional requirements of IFRS 10 ‘Consolidated Financial Statements’ are more burdensome than had been intended. The line-by-line information required by IAS 8 is limited to immediately preceding period.

The amendments are intended to provide additional transition relief in IFRS 10 , IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, by “limiting the requirement to provide adjusted comparative information to only the preceding comparative period”. Also, amendments were made to IFRS 11 and IFRS 12 to eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

The effective date of these amendments, annual periods beginning on or after 1 January 2013, is aligned with the effective dates of IFRS 10, IFRS 11 and IFRS 12.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operation.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

4.	Claims

•
With respect to the claim described in note 23 B (1) to the financial statements as of December 31 2011, in May 2012, the Israeli Supreme Court has resolved as follows:

The Supreme Court upheld the plaintiff's motion to certify the claim as a class action, and certified the claim as a class action, with regard to the execution of an agreement by and between Elscint Ltd. ("Elscint") and Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") for the acquisition of Europe-Israel's hotels portfolio and the execution of an agreement by and between Elscint and Control Centers Ltd. ("Control Centers") for the acquisition of the Arena commercial center in Israel("September 99 Transactions"), allegedly, at a higher value than the actual value of the properties sold, which is part of the Plaintiff's claim for alleged oppression of the minority shareholders in Elscint, which caused them monetary damages. In addition, the Supreme Court has upheld certain other claims that related to other defendants and rejected certain other claims that were included in the original proceedings.

Taking into account the significant change in the course of this proceedings after the Supreme Court's resolution (namely, the certification of part of the claim as a class action), the fact that the certified causes of actions and their scope with regard to each of the defendants are not yet fully clear and that the relief originally pursued is no longer relevant, the fact that the plaintiffs should now file a new and amended statement of claim, and the absence of enough legal precedents with regard to certified class actions which were trial on their merits which could support the evolution of this case, the Company's management, based on the Company's legal consultants' opinion, cannot estimate, at this stage, the prospects of this litigation.

•
In continuation to note 23 B (6) to the financial statements as of December 31, 2011, with regard to a lawsuit filed against InSightec and several other defendants, the settlement agreement has been completed on June 12, 2012, leading to the dismissal of all claims and prejudice, without an admission of either side to the other side's allegations. The full affect of the settlement has been reflected in the Company’s financial statements as of December 31, 2011.

5.	Segment reporting

The chief operating decision-makers (CODM) have been identified as the Executive President and Co-CEOs. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. The CODM assess the performance of the Group's segments based on Net Operating Income.

For the purpose of this interim financial information the following business segments were identified:

•	Commercial and Entertainment Centers
•	Hotels
•	Medical industries
•	Residential projects
•	U.S Real Property
•	Fashion Apparel
•	Other activities (Venture capital investments).

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

5.	Segment reporting (Cont.)

Six months period ended June 30, 2012

	Commercial and entertainment centers (i)	Hotels	Medical industries	Residential	U.S Real Property	Fashion apparel	Other activities		Total
		( I n t h o u s a n d N I S)
		(unaudited)

Segment revenues	98,556	171,678	28,529	-	133,640	81,240	1,207		514,850

Intersegment revenues	-	-	-	-	-	-	-		-

Segment profit (loss)	(6,711)	63,528	(25,736)	(5,399)	74,524	(2,051)	(105,520	) (ii)	(7,115)

Financial expenses	(26,769)	(25,038)	(662)	-	(60,007)	(926)	31		(113,371)
Share in losses of associates, net	(82)		(4,500)	-	-	-	-		(4,582)
Unallocated general and administrative expenses									(24,641)
Unallocated financial expenses									(94,380)
Financial income									22,001
Change in fair value of financial instruments measured at FVTPL									(39,389)
loss before income taxes									(261,478)

(i)	Includes mainly sales of trading property.
(ii)	Includes NIS 104 million loss from fair value adjustment of investment property and from realization of Investment property see note 7B.

●          Following are the segments assets which have been materiality changed during the six months period ended June 30, 2012:

The U.S Real Property segment assets as of June 30, 2012 amounted to NIS 241 million ($61 million), as compared to NIS 2, 747 thousand as of December 31, 2011. The decrease is mainly attributable to Sale of investment property in the U.S. (see note 7.B).

The Hotel segment assets as of June 30, 2012 amounted to NIS 1, 277 million ($ 326 million), as compared to NIS 1,227 thousand as of December 31, 2011. The increase is mainly attributable to the Initial adoption of the revaluation model with respect to hotels (see note 3.B) off set the sell interest in four hotels in the Netherlands to PPHE Hotel Group (see note 7.E).

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

5.	Segment reporting (Cont.)

Six months period ended June 30, 2011

	Commercial and entertainment centers (i)	Hotels	Medical industries	Residential	U.S Real Property	Fashion apparel and others	Other activities	Total
		( I n t h o u s a n d N I S)
		(unaudited)

Segment revenues	52,954	138,147	13,118	2,713	171,559	83,006	583	462,079

Intersegment revenues	-	-	-	-	-	-	-	-

Segment profit(loss)	(33,706)	20,415	(57,383)	(6,169)	118,258	(15,777)	(9,940)	15,699

Financial expenses	(11,794)	(12,877)	(625)	-	(42,483)	(1,969)	(9,582)	(79,329)
Share in losses of associates, net	(675)	-	(2,587)	-	-	-	(614)	(3,876)
Unallocated general and administrative expenses								(32,310)
Unallocated financial expenses								(67,035)
Financial income								6,672
Change in fair value of financial instruments measured at FVTPL								130,191
loss before income taxes								(29,988)

(i) Includes mainly sales of trading property.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Financial risks

During the six-months period ended June 30, 2012 there have been no significant changes in the Group’s financial risk management. Objectives and policies are consistent with those disclosed in note 30.C to the consolidated financial statements as at and for the year ended December 31, 2011.

7.         Significant events during the period

A.	Sale of GAP

In January 2012, the Company and its subsidiary Elbit Trade & Retail Ltd. (“Elbit Trade”) entered into an agreement with Gottex Models Ltd. (“Gottex”), for the sale of all its shares in Elbit Trade and all their interests in GB Brands, Limited Partnership (“GB Brands”), which is the franchisee of the GAPTM brand in Israel. The sale transaction was closed in April 2012. The purchase price paid by Gottex under the agreement was NIS 25million, plus the agreed value of the Gap inventory as of the closing date and adjustments based on the agreed value of the working capital attributed to the Gap activity as of the closing date. The Company recorded a gain in the amount of NIS8 million.

B.	Sale of investment property in the U.S.

In January 2012, certain indirect subsidiaries of EPN Group entered into an agreement to sell 47 (out of total of 49) shopping centers located throughout the USA (the “Properties”), to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII L.P. and/or its affiliates and DDR Corp. and/or its affiliates, for a purchase price of $1.43 billion.

The Company's interest in the EPN Group is held through Elbit Plaza USA L.P., which held an approximate 45.4% ownership interest in the Properties through its holdings in the EPN Group. The sale transaction was closed on June 21, 2012. In addition, EPN Group posted an escrow of $14.2 million for the benefit of the buyer in the event any of the representations and warranties in the purchase and sale agreement are violated. The escrow balance is expected to be released to EPN Group by March 31 2013.
With respect to the carrying amount of the assets derecognized, see also note 5. As a result of the transaction, during the second half of 2012 the Group recognized net expenses relating to realization of investment property, fair value adjustment and realization of foreign currency translation reserve In the amount of NIS 104 million. In July 2012, the additional 2 shopping centers were sold for the total amount of $ 41 million.

C.	Bangalore

In continuation to note 8 D (2) to the financial statements as of December 31, 2011, in January 2011, The Partner had submitted to the local planning authority, the Bangalore Development Authority (“BDA”), the development plans pertaining to 49 acres and to 35 acres (totaling to 84 acres) included in the scope of the New Project. In October 2011, the BDA had furnished the Partner with its reply, stating that the development plans cannot be considered due to a future state plan to acquire the lands on which the New Project is proposed to be situated (among other lands in the same area) and allot it to the public under a special scheme. As of the approval date of the financial statements, the State's government had not yet published any notice in this respect, as required by law in order to validate such a plan.

In January 2012, the Partner has promptly applied to the State High Court, requesting to issue court orders directing the BDA to consider the development plans for each of the 49 acres and 35 acres, respectively. In March 2012, the court has determined to allow the Partner's request pertaining to the aforementioned 49 acres development plan, by ordering BDA to consider the respective development plan submitted by the Partner, while ignoring any future state plan to acquire the lands on which the New Project is proposed to be situated. As of the approval date of these financial statements, the Group awaits the court's determination with respect to the additional 35 acres.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.         Significant events during the period (Cont.)

D.	Convertible loans provided to InSightech

On February 27, 2012, InSightec Ltd. has entered into long term funding agreements with GE Healthcare (“GE”) pursuant to which GE would provide financing to InSightec in the form of convertible loans up to a total of $13,750,000, as will be agreed between InSightec and GE from time to time, to support InSightec’s R&D, Sales & Marketing, business development, legal and operational needs (“GE Funding Agreement”). The convertible feature amounted to NIS 16 million thousand ($4 million), and was recorded as a transaction with non controlling interest.

GE Funding Agreement will be in similar terms and conditions to the financing previously provided by the Group to InSightech (as will be amended simultaneously to the signing of the GE Funding Agreement). InSightec and GE have agreed that the long term funding will be in a form of Convertible Notes (“GE Notes”) that will bear interest at 6% (or interest rate equivalent to the interest rate applicable to the financing provided by the Group) and which will be secured as set forth below. The GE Notes would be convertible into Series B-1 Preferred Shares, and the outstanding balance that shall not be so converted, shall be payable by October 1, 2016.

In addition, the existing financing granted to InSightec by the Group during 2010 and 2011 was amended, after corporate approvals, to provide similar loan terms and security mechanism as for the GE Funding Agreement. The Group will receive Convertible Notes (“Notes”) convertible on the same terms as the GE Notes, as specified above. Such Notes, as well as the GE Notes, will be secured by Floating Charge and Security Agreements over InSightec’s and it’s wholly owned subsidiary's assets, pari passu with GE's Charge Agreements. As of June 30, 2012, InSightech utilized $11.2 million on account of said funding agreement.

E.	Agreement to sell interest in four hotels in the Netherlands to PPHE Hotel Group on March 30, 2012, one of the Company's wholly owned indirect subsidiaries entered into a Share Purchase Agreement (the "Agreement") with PPHE Hotel Group Limited (“PPHE”), with regard to the sale of its holdings in certain subsidiaries (the "Purchased Companies") which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel; the Park Plaza Utrecht Hotel; the art'otel Amsterdam and the Park Plaza Airport Hotel (collectively: the “Hotels”). The Hotels were jointly owned by the Company and PPHE and managed by PPHE. The closing of the transaction and transfer of risk and benefit deriving from the Hotels and the Purchased Companies to PPHE has occurred on March 30, 2012, and accordingly the interim statement of income includes the operations of the sold hotels only for the first quarter of 2012.

The total net consideration that was paid to the Company on May 2012 was approximately €26.5 million. The consideration was paid in the following manner: (i) €23 million in cash; (ii) PPHE issued and allotted to the Company 700,000 ordinary shares of PPHE, with a then current market price of approximately €1.8 million, based on the quotation of such shares’ price on the London Stock Exchange as of June 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.6 million that shall be made on the fourth anniversary of the Transfer Date (as defined in the Agreement) and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the Agreement. The profit generated from the sale of the Properties, amounts to approximately NIS 188 million, out of which NIS 134 million has been recognized in the shareholders equity of the Company based on the accounting policy presented in note 3 and NIS 54 million has been recognizes in the income statement for the period.

As part of the sale of the hotels and in continuation to note 23 D (1) to the financial statements as of December 31, 2011, the Company's pledge to an Israeli bank with respect to the holdings in those Hotels has been removed and the Company has instead assigned by way of pledge the right to receive the proceeds under a loan given by one of PPHE's subsidiaries in the framework of the sale  of the UK hotels to such PPHE subsidiary in the total amount of EURO 9.3 million (NIS 46 million) due by December 31 2013.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.         Significant events during the period (Cont.)

F.
In continuation to note 20 (ii)a to the financial statements as of December 31, 2011, in April 2012, the Company and Eastgate agreed to amend the warrant granted by the Company in the way that Eastgate is entitled to purchase from the Company, at any time and from time to time during the period commencing on March 31, 2012 and ending on March 31, 2014, up to 3.3% (instead of 9.9%) of the Company's outstanding shares at a purchase price per share of 0.00$ (instead of 3.00$) per share, subject to the terms and conditions set forth in the warrant.

G.	PC Bond Buyback program progress in 2012

In continuation to note 19 F (3) to the financial statements as of December 31, 2011, during 2012 and until June 30 2012, PC has purchased total of NIS 54 million par value debentures (with adjusted value of NIS 62 million), for a total consideration of NIS 48 million, reflecting a gain of approximately NIS 15 million.

H.	Elbit foreign currency forward transaction in 2012

During the first half of 2012, and in order to economically mitigate its expected cash flow from the U.S. transaction (refer to B above), the Company sold an amount of U.S. $35 million at a forward rate of 3.81 value dated July 7, 2012. The Company has pledged in respect of this forward transaction $3.5 million (NIS 13 million) of its NIS deposits portfolio.

I.	Agreement on GE's round of investment in InSightec

On June 1, 2012 the Group's subsidiaries, Elbit Medical and Insightec, signed a series of agreements with GE Healthcare ("GE"), with regard to GE's investment in InSightec, by means of convertible loans, a total amount of $27.5 million ("Convertible Loans") in two rounds of investment (as detailed below), which shall be used for the financing of the business plans of InSightec, the main principles of which are as follows (henceforth: "Investment Agreements"): According to the investment agreements, in June 2012, GE invested in InSightec, by means of a convertible loan, an amount of $5 million ("The new Convertible Loan "). An additional amount of $22.5 million will be transferred by GE to InSightec in exchange for Insightec's C (class) preferential shares, subject to the existence of a number of conditions precedent, including the signing of detailed agreements, GE'S completion of due diligence, an agreed business plan, conversion of the previous loans (as defined below) into InSightec's B-1 preferred shares, and other conditions as shall be determined in the agreements ("Investment in C preferred shares").

The new convertible loan will be convertible into InSightec's C preferred shares alongside the completion of the investment round at post money valuation for InSightec of $102.5 million (reflecting a pre money valuation of $75 million b.

The new convertible loan will be guaranteed by means of a first degree floating charge on all of InSightec's assets and its US subsidiary. It was also agreed that the loans granted to InSightec by the Company and Elbit Medical and also loans granted and/or shall be granted to InSightec by GE, according to the agreements signed with InSightec as mentioned in note D above, as amended ("Previous Loans"), will be secondary to the new convertible loan. The other terms of the loans will be similar to the financing terms provided in the past by GE to InSightec until their conversion upon the closing of the investment transaction in C preferred shares.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.         Significant events during the period (Cont.)

I.	Agreement on GE's round of investment in InSightec (Cont.)

The new convertible loan bears an annual interest of 6% per year, which will be paid in the final maturity date of the loan or in its conversion date, in cash or in exchange for C preferred shares for the aforementioned value, according to GE's discretion.

If the investment in these shares will not be completed within the period of 180 days, the maturity date of the new loan would be extended for up to two years from the transfer date

Within the framework of - and as a part of the transaction, the Company, Elbit Medical and GE have undertaken to convert all the existing convertible loans (excluding the controvertible loans which are the subject matter of this agreement) into Insightec's preferential preferred B- 1 shares, prior to the providing of the convertible loans and in accordance with the terms and conditions of the previous financing agreements.

J.
On June 2012, the trustee of the Company's Series B Bonds, at a request of one of its holders, has announced a gathering of a general meeting. The single Bondholder's request was based on the allegation that the Company's buyback plan constitutes a unlawful preference of creditors and that it severely damages the bondholders of the Series B Bonds. The said Bondholder had demanded an immediate prepayment of these Bonds and/or the repurchase of the Series B Bonds by the Company at its par value. The Company denies all allegations. As of the date hereof, the Series B Bonds meetings did not reach any conclusions.

K.	Board of directors' resolution with regard to the Company's dividend policy

Following the resolution disclosed in note 24 B to the financial statements as for December 31, 2011, on June 20, 2012, the Board of Directors of the Company has resolved to extend its decision not to distribute any dividends for an additional period of at least 12 months.

L.	Fire at the shopping center of the Company’s subsidiary in India

In June 2012, a fire event occurred at a shopping center of the Company’s subsidiary in Pune, India.  The fire required a temporary close-down of the shopping center. The building was quickly and safely evacuated and firefighters were able to promptly extinguish the fire.

The subsidiary maintains comprehensive general liability and property insurance, including business interruption insurance, with loss limits that the subsidiary believes will provide substantial and broad coverage for the currently foreseeable losses arising from this accident.  The subsidiary is working with its insurance company to determine the extent of loss. The magnitude and timing of the ultimate settlement is currently unknown. However, the subsidiary expects the level of insurance proceeds to fully cover the costs and losses incurred from the fire.

The subsidiary has also been working with a third-party specialist and estimated the amount of damage at maximum NIS 75 million. At the end of the reporting period, the Company recorded an impairment of NIS 50 million to its trading property asset, and recorded a receivable from the insurance company in the same amount, included in other receivables. The subsidiary believes, based on external opinion received, that the vast majority of the damage will be reimbursed by the insurance company.

M.
In continuation to note 23 B (5) to the financial statements as of December 31, 2011, the Company and certain of its subsidiaries received from the Tax Authorities additional Tax assessments in the total amount of NIS 101 million (excluding interest). The Company, based on the advice of its tax consultants, disagrees with the arguments raised by the Tax Authorities. With respect to some of the assessments, the Company will pursue further deliberation with the Tax Authorities and with respect to the others, the Company has appealed to court.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

8.         Significant events after the period

A.	Buyback plan of the Company's debentures

In continuation to note 19 E (2) to the financial statements as of December 31, 2011, during July and August 2012, a partnership of the Company purchased NIS 117 million par value from various series, for a total consideration of NIS 73 million, resulting in a gain of approximately NIS 65 million which will be recorded in the third quarter.

Series	Par Value

A	6,889,551
B	1,367,926
C	32,200,467
D	61,517,916
E	2,576,801
F	2,513,103
G	6,999,261
Series 1 convertible Debenture	3,642,561
117,707,586

B.	NIS 75 million bond structured transaction

In August 2012, Elbit Imaging Financing Services, Limited Partnership ("Elbit Financing"), a partnership owned and controlled by the Company, had entered into a NIS 75 million bond structured transaction with a leading global financial institution (the "Transaction" and the "Counterparty" respectively), pursuant to which, Elbit Financing has purchased a NIS denominated zero-coupon credit linked note, maturing on 2 October 2013 (the “CLN”) from the Counterparty or its affiliate. The CLN references a portfolio of the Company’s bonds (having a market value of NIS 75 million) (the "Bond Portfolio"). The Bond Portfolio was purchased by Elbit Financing under the Company's bond repurchase program that was announced on May 23, 2011 and in the framework of the Transaction, it has sold the Bond Portfolio to the Counterparty. In consideration, the Counterparty has paid to Elbit Financing, the market value of the Bond Portfolio and arranged for the issuance of the CLN, at an issue price of NIS 37.5 million.

During the term of the CLN, all the proceeds derived from the Bond Portfolio (principal and interest) shall be retained by the Counterparty. At maturity of the CLN, subject to no early termination event having occurred, the CLN shall be redeemed by delivery to Elbit Financing (as noteholder) of the remaining, unamortised portion of the Bond Portfolio.

Under the terms of the CLN, an early termination of the CLN can occur due to certain occurrences, such as, inter alia a trigger event (which is linked to the decrease in the market value of the Bond Portfolio below a pre-defined threshold level) or standard credit events linked to a default by the Company on any of its bonds obligations. Upon the occurrence of such an early termination event, the CLN shall be redeemed by payment to Elbit Financing (as the noteholder) of a cash settlement amount derived from the then prevailing bid price of the Bond Portfolio which, in certain circumstances, may be equal to zero. In the case of a trigger event which is linked to the decrease in the market value of the Bond Portfolio below a pre-defined threshold level, Elbit Financing or its affiliates may provide such a bid price for the purchase of the Bond Portfolio.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

8.         Significant events after the period (Cont.)

C.	PC Foreign currency hedge using options activity

After June 30, 2012, and until approval of the financial information PC wrote €150 million (NIS 740 million) call options with strike prices (EUR/NIS exchange rate) in range of 4.95-5.00 and an expiration date of October 25, 2012. In addition, PC wrote €45 million (NIS 220 million) put options with a strike price of in range of 4.88-4.92 which expired on October 25, 2012.  Premiums received totaled €3.2 million (NIS 16 million). PC has pledged in respect of the abovementioned options €4.5 million (NIS 22 million) of cash deposits.

In July 2012, PC sold EUR-USD put option at strike price of 1.19, which expires on October 24, 2012. Premium received totaled EUR 0.9 million (NIS 4 million). PC has pledged in respect of the abovementioned option EUR 1.8 million (NIS 9 million) of cash deposits.

D.	Buyback plan of PC's debentures

After June 30, 2012, and until approval of the condensed consolidated interim financial information, PC has purchased an additional NIS 45 million par value, for a total consideration of NIS 43 million.